777 South Flagler Drive
Suite 1700 West Tower
West Palm Beach, FL 33401

Tel (561) 835-9600  Fax (561) 835-9602

www.foxrothschild.com

Laura M. Holm

Direct Dial: 561-804-4408

Email: LHolm@foxrothschild.com

August 1, 2019

Robert Shapiro

Senior Staff Accountant

Securities and Exchange Commission

100 “F” Street, NE

Mail Stop 4561

Washington, DC 20549

Re:

VoiceInterop, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 16, 2019

File No. 333-231420

Dear Mr. Shapiro:

On behalf of our client, VoiceInterop, Inc. (the “Company” or “VoiceInterop”), we are responding to your letter dated July 26, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in respect of the Company’s Registration Statement on Form S-1-A filed July 16, 2019 (the “Registration Statement”).

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in italics bold-face type below, followed by the Company’s responses.

Amendment No. 2 to Form S-1 filed on July 12, 2019

Capitalization

Pro Forma Adjustments, page 20

1.

Please reflect a pro forma adjustment for the 200,000 preferred shares to be issued to your CEO upon effectiveness of the registration statement.

Response:

Mr. Reid will not receive preferred shares from VoiceInterop upon the effectiveness of the Registration Statement.  There was a typographical error in Amendment No. 1 to the Registration Statement under “Executive Compensation – Employment Agreement” which incorrectly stated that Mr. Reid’s employment agreement was with VoiceInterop.  This is not accurate and Mr. Reid’s employment agreement is with Cleartronic.  However, on March 13, 2015, Mr. Reid did agree to cancel 2,000,000,000 shares of Cleartronic common stock in exchange for 200,000 shares of Cleartronic’s Series C Convertible Preferred stock.  The disclosure on pages 35-36 has been corrected.   Given that Mr. Reid will not receive preferred shares from VoiceInterop upon effectiveness of the registration statement, no pro forma adjustment is necessary.

The disclosures on pages 35 and 36 of the Registration Statement have been corrected.

2.

Please add a footnote for pro forma adjustment (6) or renumber as pro forma adjustment (5) as both appear to be for the issuance of 50,000 shares of VoiceInterop common stock to Mr. Thomas Mahoney for services.

Response:

The pro forma adjustment has been renumbered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.

We note your response to comments 1 and 6. Please discuss, in quantified detail, the anticipated impact on your future results of operations as a result of the issuance of 200,000 shares of Series C Preferred Stock (Preferred Stock) to Larry Reid, your CEO. Please explain to us and disclose how you will account for the Preferred Stock issuance including the fair value assigned to these shares.

Response:

 As noted in comment 1, VoiceInterop will not be issuing 200,000 shares of its preferred shares to Mr. Reid, upon effectiveness of the registration statement.  No VoiceInterop preferred shares have been or will be issued, therefore future results will not be impacted and no accounting for issuance is required.

Management, page 31

4.

We note your response to prior comment 8. However, the disclosure still describes Larry Reid as the "sole director." Please revise.

Response:

Mr. Reid is not the sole director. The disclosure on page 31 has been corrected.

VoiceInterop's Relationship with Cleartronic Following the Spin-Off Separation Agreement

The Separation, page 41

5.

We note your response to comment 7; however, under Separation on page 41 you continue to disclose that VoiceInterop will also agree to assume "[a]ll other liabilities reflected in the most recent balance sheet of Cleartronic." Please clarify your disclosure of the obligations VoiceInterop will assume, fulfill and/or indemnify Cleartronic for and advise us.

Response:

VoiceInterop has an obligation to indemnify Cleartronic for any VoiceInterop liabilities that remain on the Cleartronic balance sheet after the Spin-Off is completed.   As of this date, we do not expect any VoiceInterop liabilities to remain on Cleartronic’s balance sheet, so the exposure is minimal. The VoiceInterop liabilities that exist as of the most recent balance sheet date are included on the unaudited condensed balance sheet and no additional liabilities exist.

The disclosure on page 41 has been corrected.

Audited Financial Statements for the Years Ended September 30, 2018 and 2017 Notes to Financial Statements

Note 5 - Commitments and Contingencies

Commitment to Sell Shares of Common Stock, page F-11

6.

We note the disclosure of the Company's commitment to sell 650,000 shares of common stock to six unrelated parties does not agree with the disclosure under Recent Sales of Unregistered Securities on page 44 and in footnote (2) on page 20. Please revise your disclosures, as appropriate and advise us. If necessary, please make a similar revision to the disclosure in MD&A, Liquidity and Capital Resources, on page 22.

Response:

The disclosure on pages 22 and F-11 has been corrected.

Exhibits

7.

We note your response to our prior comment 10; however, none of the subscription agreements have been filed as exhibits. Please file these agreements as exhibits.

Response:

The subscription agreements are filed as exhibits with this amendment.

If you have any questions or comments in connection with this matter, please contact Laura Holm at (561) 804-4408.

Very truly yours,

/s/ Laura M. Holm

cc: Larry Reid